Targanta Therapeutics Corporation

222 Third Street, Suite 2300

Cambridge, MA 02142-1122

                                         October 9, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Barros

Re:	Targanta Therapeutics Corporation (the “Company”)
S-1 Registration Statement, File No. 333-142842

Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective as of 4:00 p.m., Eastern Time, on October 9, 2007 or as soon thereafter as practicable.

The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, TARGANTA THERAPEUTICS CORPORATION

By:	/s/ George A. Eldridge
Name: Title:	George A. Eldridge Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

October 9, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Targanta Therapeutics Corporation
Registration Statement on Form S-1
File No. 333-142842

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the proposed sale of the common stock of Targanta Therapeutics Corporation (the “Company”), hereby join in the request of the Company that the effectiveness of the Registration Statement on Form S-1 ( File No. 333-142842) be accelerated so that the Registration Statement may become effective by 4:00 p.m. Eastern Standard Time on October 9, 2007, or as soon thereafter as practicable.

Sincerely,

Credit Suisse Securities (USA) LLC

Cowen and Company, LLC

Lazard Capital Markets LLC

Leerink Swann LLC

By:	Credit Suisse Securities (USA) LLC

By:	/S/ SUMIT KHEDEKAR
Name: Sumit Khedekar Title: Vice President, Investment Banking